Harris Stratex Networks, Inc.
January 5, 2007
VIA EDGAR AND FACSIMILE
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Michele Anderson Legal Branch Chief

Re:	Harris Stratex Networks, Inc. Registration Statement on Form S-4 (File No. 333-137980)
     Dear Ms. Anderson:
     Harris Stratex Networks, Inc. (the “Company”) hereby requests acceleration of effectiveness of its Registration Statement on Form S-4 (File No. 333-137980), as amended (the “Registration Statement”), at the close of business on January 5, 2007, or as soon as possible thereafter.
     In requesting acceleration of effectiveness of the Registration Statement, the Company acknowledges that:
1.	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2.	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from their full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.	the Company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Please contact M. Allison Steiner of Sullivan & Cromwell LLP at (212) 558-4751 with any questions you may have. In addition, please notify Ms. Steiner when this request for acceleration has been granted.

Very truly yours, /s/ Guy M. Campbell Guy M. Campbell Chief Executive Officer